Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco reports third quarter results – well positioned with strengthened balance sheet, supported by Cigar Lake restart

Saskatoon, Saskatchewan, Canada, November 4, 2020 ..    .    .    .    .    .    .    .    .    .     ..    .    .    .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2020 in accordance with International Financial Reporting Standards (IFRS).

“As expected, our results continue to be impacted by the pro-active operational decisions taken earlier this year,” said Tim Gitzel, Cameco’s president and CEO. “We believe that the actions we have taken to slow the spread of the COVID-19 virus are prudent and reflect our values – placing priority on the health and safety of our employees, their families and their communities. However, our decisions do come with near-term costs.

“Consistent with our conservative financial management, we have positioned the company well to deal with uncertainty, whether that uncertainty arises as a result of Canada Revenue Agency’s actions or the volatility that may arise due to the economic upheaval being felt globally. We have strengthened our balance sheet, and our committed sales portfolio provides us with certainty and predictability. Therefore, we remain resolved in our strategy to build long-term value and will continue to do what we said we would do.

“In an environment where we think trade policy, like the amendment to the Russian Suspension Agreement in the US, will create opportunities for commercial suppliers like Cameco and where utilities have growing uncovered requirements, we are excited about the fundamentals for our industry. We see demand for nuclear growing driven by an increasing focus on electrification and the recognition that to achieve this while still meeting clean-air and climate change goals, nuclear will be needed in the toolbox. And this is occurring precisely while there is growing uncertainty and risk around global uranium supply. We believe these fundamentals will lead to security of supply concerns and will allow us to layer in the long-term contracts necessary to support the restart of our McArthur River/Key Lake operations and solidify our role as a low-cost, safe, reliable, commercial supplier of the uranium fuel needed for carbon-free nuclear electricity generation.

“We are also excited about the growing focus on sustainability and the importance of environmental, social and governance matters not just to our investors, but also to our customers and other stakeholders. Sustainability is at the heart of what we do. Embedded in all our decisions is a commitment to addressing the environmental, social and governance risks and opportunities that we believe will make our business sustainable over the long term. In these uncertain times, perhaps more than ever, it will be critical that we continue to work together to build on the strong foundation we have already established.”

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Net loss of $61 million; adjusted net loss of $78 million: Results are driven by normal quarterly variations in contract deliveries and our continued execution on all strategic fronts. This quarter was also impacted by ongoing purchase activity and additional care and maintenance costs of $18 million resulting from the proactive decision to suspend production at the Cigar Lake mine in response to the COVID-19 pandemic. Adjusted net earnings is a non-IFRS measure, see page 3.

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Cigar Lake restart: We safely restarted Cigar Lake in September. As planned, it took about two weeks to achieve initial production once the mine was restarted. Our share of production in the quarter was 0.2 million pounds. We continue to target our share of production for 2020 to be up to 5.3 million pounds in total. The continued operation of the Cigar Lake mine will be dependent on our ability to maintain safe and stable operating protocols along with a number of other factors, including how the COVID-19 pandemic is impacting the availability of the required workforce, northern Saskatchewan communities and the ability of the McClean Lake mill to continue to operate.

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Strengthened balance sheet: On October 21, 2020, we issued debentures in the amount $400 million, bearing interest of 2.95% per annum and maturing in 2027, and announced the redemption of our outstanding $400 million debenture bearing interest of 3.75% maturing in 2022, which is to be completed on or about November 20, 2020. As of September 30, 2020, we had $793 million in cash and short-term investments and $1.0 billion in long-term debt. In addition, we have a $1 billion undrawn credit facility. We expect our cash balances and operating cash flows to meet our capital requirements during 2020, therefore, we do not anticipate drawing on our credit facility this year.

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Canada Revenue Agency (CRA) tax dispute: On October 30, 2020 we received notification that CRA has sought leave to appeal to the Supreme Court of Canada (Supreme Court) the June 26, 2020 decision of the Federal Court of Appeal, which found in our favour in our dispute of reassessments issued by CRA for the 2003, 2005 and 2006 tax years. The Supreme Court will decide whether to hear the appeal or decline CRA’s request for leave. If the appeal proceeds, we estimate that it could take until the second half of 2022 before a decision is rendered by the Supreme Court. We remain confident in our position, which has thus far prevailed at every stage of the legal process. See our news release issued on October 30, 2020 at cameco.com for more details.

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Annual dividend declared: For 2020, an annual dividend of $0.08 per common share has been declared, payable on December 15, 2020, to shareholders of record on November 30, 2020. The decision to declare an annual dividend by our board is based on our cash flow, financial position, strategy, and other relevant factors including appropriate alignment with the cyclical nature of our earnings.

Consolidated financial results

	THREE MONTHS			NINE MONTHS
CONSOLIDATED HIGHLIGHTS	ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	2020	2019	CHANGE	2020	2019	CHANGE
Revenue	379	303	25%	1,250	988	27%
Gross profit (loss)	(24)	(2)	>(100%)	(2)	57	>(100%)
Net losses attributable to equity holders	(61)	(13)	>(100%)	(133)	(54)	>(100%)
$ per common share (basic)	(0.15)	(0.03)	>(100%)	(0.34)	(0.14)	>(100%)
$ per common share (diluted)	(0.15)	(0.03)	>(100%)	(0.34)	(0.14)	>(100%)
Adjusted net losses (non-IFRS, see page 3)	(78)	(2)	>(100%)	(114)	(53)	>(100%)
$ per common share (adjusted and diluted)	(0.20)	(0.01)	>(100%)	(0.29)	(0.13)	>(100%)
Cash provided by (used in) operations (after working capital changes)	(66)	232	>(100%)	(200)	253	>(100%)

The financial information presented for the three months and nine months ended September 30, 2019 and September 30, 2020 is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings and adjusted net earnings (non-IFRS measure, see page 3) in the third quarter and first nine months of 2020, compared to the same period in 2019.

	CHANGES IN EARNINGS	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net losses – 2019	(13)	(2)	(54)	(53)

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A))
Uranium	Higher sales volume	—	—	5	5
	Higher realized prices ($US)	25	25	16	16
	Foreign exchange impact on realized prices	1	1	22	22
	Higher costs	(57)	(57)	(123)	(123)

	Change – uranium	(31)	(31)	(80)	(80)

Fuel services	Higher sales volume	3	3	7	7
	Higher (lower) realized prices ($Cdn)	(13)	(13)	9	9
	Lower costs	18	18	5	5

	Change – fuel services	8	8	21	21

	Higher administration expenditures	(6)	(6)	(10)	(10)
	Lower exploration expenditures	1	1	3	3
	Change in reclamation provisions	(4)	—	5	—
	Higher (lower) earnings from equity-accounted investee	1	1	(8)	(8)
	Change in gains or losses on derivatives	36	(4)	(24)	5
	Change in foreign exchange gains or losses	(19)	(19)	27	27
	Arbitration award in 2019 related to TEPCO contract	(53)	(53)	(53)	(53)
	Change in income tax recovery or expense	15	23	25	19
	Other	4	4	15	15

	Net losses – 2020	(61)	(78)	(133)	(114)

Adjusted net earnings (non-IFRS measure)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has also been adjusted for reclamation provisions for our Rabbit Lake and US operations, which had been impaired, and income taxes on adjustments.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the third quarter and first nine months of 2020 and compares it to the same periods in 2019.

	THREE MONTHS		NINE MONTHS
	ENDED SEPTEMBER 30		ENDED SEPTEMBER 30
($ MILLIONS)	2020	2019	2020	2019
Net losses attributable to equity holders	(61)	(13)	(133)	(54)

Adjustments
Adjustments on derivatives	(31)	9	(2)	(31)
Reclamation provision adjustments	7	3	24	29
Income taxes on adjustments	7	(1)	(3)	3

Adjusted net losses	(78)	(2)	(114)	(53)

Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 7 of our interim financial statements for more information. This amount has been excluded from our adjusted net earnings measure.

Selected segmented highlights

					THREE MONTHS			NINE MONTHS
					ENDED SEPTEMBER 30			ENDED SEPTEMBER 30
HIGHLIGHTS					2020	2019	CHANGE	2020	2019	CHANGE
Uranium	Production volume (million lbs)				0.2	1.4	(86)%	2.3	6.3	(63)%
	Sales volume (million lbs)				6.7	6.1	10%	22.0	17.5	26%
	Average realized price	($	US/lb	)	33.77	30.94	9%	32.80	32.05	2%
		($	Cdn/lb	)	44.85	40.91	10%	44.46	42.72	4%
	Revenue ($ millions)				302	248	22%	976	748	30%
	Gross profit (loss) ($ millions)				(34)	(3)	>(100%)	(63)	17	>(100%)
Fuel services	Production volume (million kgU)				2.0	1.7	18%	8.4	9.3	(10)%
	Sales volume (million kgU)				2.8	1.8	56%	9.2	8.0	15%
	Average realized price	($	Cdn/kgU	)	26.95	31.56	(15)%	28.66	27.46	4%
	Revenue ($ millions)				77	56	38%	263	219	20%
	Gross profit ($ millions)				12	4	>100%	65	44	48%

Management’s discussion and analysis and financial statements

The third quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and nine months ended September 30, 2020, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2019, first quarter, second quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR at sedar.com, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material property Cigar Lake was approved by the following individual who is a qualified person for the purposes of NI 43-101:

•	Lloyd Rowson, general manager, Cigar Lake, Cameco

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our expectations that we are well positioned to deal with uncertainty whether it arises as a result of CRA’s actions or the volatility that may arise from global economic upheaval, our committed sales portfolio provides us with certainty and predictability, regarding our ability to layer in long-term contracts to support the restart of our McArthur River/Key Lake operations and solidify our role as a low-cost uranium supplier, not drawing on our credit facility this year, and redemption of our $400 million 3.75% debentures maturing in 2022; our targeted share of Cigar Lake’s 2020 production; our views on the uranium market, including trade policy, industry fundamentals, supply, demand and utilities’ uncovered requirements; that we remain confident in our position in our CRA tax dispute; that it could take until the second half of 2022 before a decision is rendered by the Supreme Court; and the factors to be considered and the timing for determination of any future dividends.

Material risks that could lead to different results include: that we may be required to draw on our credit facility to manage disruptions to our business caused by the COVID-19 pandemic and to fund 2020 capital requirements; that we may be unable to successfully manage the uncertainty due to the volatility that may arise from global economic upheaval resulting from the COVID-19 pandemic and its related operational, safety, marketing or financial risks successfully, including the risk of significant disruption to our operations, workforce, required supplies or services, and ability to produce, transport and deliver uranium; that our Cigar Lake production plans do not succeed for any reason; the McClean Lake mill is unable to mill Cigar Lake ore; our views that the company is well positioned to deal with the uncertainty whether it arises as a result of CRA’s actions or the volatility that may arise due to global economic upheaval, our committed sales portfolio provides us with certainty and predictability, on the uranium market, and redemption of our $400 million 3.75% debentures maturing in 2022, may prove to be inaccurate; unexpected changes in uranium supply, demand, contracting, and prices; a major accident at a nuclear power plant; changes in government regulations or policies; the risk of litigation or arbitration claims or appeals against us that have an adverse outcome; if leave is granted, we are unsuccessful in appeal of the Federal Court of Appeal’s decision and this ultimately gives rise to material tax liabilities and payment obligations that would have a material adverse effect on us; the possibility that it will take longer to receive a decision if the Supreme Court agrees to hear an appeal; the risk our strategies may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; and the risk that other factors may affect the determination of any future dividends.

In presenting this forward-looking information, we have made material assumptions which may prove incorrect, including assumptions regarding our ability to successfully manage the current uncertain environment resulting from the COVID-19 pandemic and its related operational, safety, marketing and financial risks successfully; assumptions about our ability to deal with the uncertainty whether it arises as a result of CRA’s actions or the volatility that may arise from global economic upheaval, and to manage disruptions to our business caused by the COVID-19 pandemic including without drawing on our credit facility; assumptions about our committed sales portfolio; assumptions regarding our ability to maintain production at Cigar Lake and the McClean Lake mill’s ability to mill Cigar Lake ore; assumptions about uranium supply, demand, contracting and prices; assumptions about redemption of our $400 million 3.75% debentures maturing in 2022; about the time it would take to receive a decision if the Supreme Court agrees to hear an appeal; market conditions and other factors upon which we have based our future plans and forecasts; the absence of any adverse government regulations, policies or decisions; and the successful outcome of any litigation or arbitration claims or appeals against us, including success in our tax dispute with CRA.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our third quarter conference call on Wednesday, November 4, 2020, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial 1-800-319-4610 (Canada and US) or 1-604-638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, December 4, 2020, by calling 1-800-319-6413 (Canada and US) or 1-604-638-9010 (Passcode 5292)

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Jeff Hryhoriw

306-385-5221

jeff_hryhoriw@cameco.com